March 22, 2011

Ms. Claire Erlanger
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Saker Aviation Services, Inc.
Form 10-K for the year ended December 31, 2009
Filed April 15, 2010
File No. 000-52593

Dear Ms. Erlanger,

This letter is in response to your comments dated March 10, 2011 on our filing as referenced above.

Form 10-K for the year ended December 31, 2009

Audited Financial Statements

Balance Sheet, page 20

1.
We note from your response to our prior comment number two that the management fee paid to your non-controlling interest is recorded in SG&A and is not being accounted for as a capital contribution; however, your response to our prior comment number four in the letter dated January 13, 2011 indicates that the increase in non-controlling interest in fiscal 2009 of $212,961 (with similar type entry in fiscal 2010) was received in the form of accrued fees.  In this regard, please clarify for us the nature of the ‘accrued fees’ in light of your statement that such amounts are not related to management fees paid to your non-controlling interest.  If the accrued fees are related to amounts contributed by the non-controlling interest for elements of the capital improvement program, please revise your notes to the financial statements to clearly state so and disclose the nature, terms and accounting treatment for such amounts given its significance to your balance sheet.

101 Hangar Road • Wilkes-Barre/Scranton International Airport • Avoca, PA 18641
Tel: 570.457.3400 • Fax 570.414.0517

Saker Aviation Services, Inc.
SEC Response

RESPONSE:  The management fee paid to the non-controlling interest is recorded as an expense in SG&A.

As an accommodation to the non-controlling interest, however, the management fee was accrued (instead of being paid) as a means of the non-controlling interest to provide funding for elements of the capital improvement program.

For each dollar spent by the subsidiary on capital improvement items, a dollar is debited from the non-controlling interests’ accrued fees and credited to its capital account.  In this regard, the non-controlling interest did not provide this dollar in cash, but that value is represented by the accommodation described above and referred to by our use of the term “… received in the form of accrued fees.”

Our current disclosure on the topic includes an update on the amount of capital improvements completed at that reporting date.  In future filings, we will expand this disclosure to include the amount of remaining fees for the non-controlling interest that are included in accrued expenses on our balance sheet.

Notes to the Financial Statements

Note 5, Sale of Subsidiary, page 27

2.
We note from your response to our prior comment five that you considered NWJC to be a separate entity from Airborne and therefore not part and parcel of the divested discontinued operations.  Further, you responded that you treated the sale of NWJC as similar to the sale of any other assets.  Please explain to us why you believe it was appropriate to consider the sale of NWJC as the sale of an asset rather than as the sale of a component of an entity and included in discontinued operations under the guidance in ASC 205-20-45.

RESPONSE:  NWJC was a wholly-owned subsidiary of Saker Aviation Services, Inc. – a different entity than Airborne.  Its only relationship to Airborne was in that its business interests were comparable to that of Airborne (as described in our response dated February 28, 2011 to your prior comment number five).

Our primary motivation, therefore, in acquiring NWJC was the belief that its business interests could be transitioned into the infrastructure of Airborne.  The decision to ultimately sell NWJC was established as part of our deliberations over the valuation of the acquisition – whatever value was attributed to NWJC could be discounted by the amount the sale of its 135 Certificate might yield.

As described in our response dated January 13, 2011, to your prior comment number  seven, the disposal of Airborne was treated as a discontinued operation and cash flows of Airborne were eliminated because it met the conditions established in ASC 205-20-45-1 – “a. the operations and cash flows of the component have been eliminated from the ongoing operations … as a result of the disposal transaction, and b. we will not have … continuing involvement in the operations of the component after the disposal transaction.”

Saker Aviation Services, Inc.
SEC Response

Applying the same test to NWJC was inappropriate given that there were no operations or cash flows of NWJC at the time of its disposition; all the assets (excluding the 135 Certificate) and liabilities of NWJC had been previously transitioned to Airborne, as was included in our response dated February 28, 2011 to your prior comment number five, and that there would be no continuing involvement with the buyer of NWJC.

Item 9A(T).  Controls and Procedures, page 40

3.
We note from your response to our prior comment seven but do not believe it appropriately responds to our comment.  As previously requested, please review your conclusion on internal controls over financial reporting and your conclusion on disclosure controls and procedures for the period ended December 31, 2009 and tell us if you believe that the conclusion for both of these areas should be effective or ineffective for that reporting period.  If your conclusion is effective for both disclosure controls and procedures and internal controls over financial reporting, please explain to us in sufficient detail, how you were able to arrive at that conclusion in light of the significant deficiencies disclosed on page 40.  If your conclusion is that the controls over financial reporting and/or the disclosure controls and procedures are ineffective, please revise your filing to clearly disclose this conclusion.

RESPONSE:  To address potential shortcomings in our disclosure controls and procedures that could have resulted from the resignation of our former Chief Financial Officer on December 31, 2008, we developed and implemented an immediate, short-term solution through the potential engagement of external, consulting resources whose wherewithal could/would be brought to bear on complex transactions.  There were no such transactions during the year ended December 31, 2009 and, consequently, no such external resources were required or engaged. Given that we would have been able to quickly deploy such external resources in the event that they were needed, we believe that for the period ended December 31, 2009, our internal controls over financial reporting were effective as were our disclosure controls and procedures.

In retrospect, while our articulation was and prior disclosure may have been inelegant, we nevertheless believe that the disclosure properly characterized our situation as of December 31, 2009. In future filings, we will provide disclosure regarding our internal controls over financial reporting and disclosures controls and procedures with greater clarity.

Additionally, we have further clarification in our response to your prior comment eight from your letter dated February 4, 2011.  This question referred to the amount recorded as a cash flow from financing activities and described as an “increase in non-controlling interest in subsidiary.”

Saker Aviation Services, Inc.
SEC Response

Our response indicated that future filings would be modified to record this activity as part of the supplementary disclosure of cash flows.  Upon further review with our accounting firm, we have determined that the appropriate treatment is for this item to be reported as part of our cash flows from operating activities.  Future filings will be corrected accordingly.

We look forward to any additional questions you may have as a result of our responses to your comments.

Please contact me with any questions upon your review.

Sincerely,

/s/ Ronald J. Ricciardi

Ronald J. Ricciardi President & CEO